UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Retirement Plan

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
200 East Randolph Street, Suite 3300
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2019 consists of the audited financial statements of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) for the year ended December 31, 2019 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the
Kemper Corporation 401(k) Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules of (1) assets (held at end of year) as of December 31, 2019 and (2) delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 25, 2020
We have served as the auditor of the Plan since 2001.

Kemper Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018
(Dollars in Thousands)

	2019	2018
Assets:
Participant-directed Investments at Fair Value (See Note 3)	$626,301	$384,758
Notes Receivable from Participants	13,224	8,338
Employer Contributions Receivable	1,696	5,751
Participant Contributions Receivable	1,145	91
Receivable from Infinity 401(k) Retirement Plan Merger (See Note 1)	—	155,133
Net Assets Available for Benefits	$642,366	$554,071
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions	$21,915
Participant Contributions	34,036
Rollover Contributions	3,733
Total Contributions	59,684
Net Appreciation of Investments	103,502
Dividends from Mutual Fund Shares	1,129
Interest from Notes Receivable from Participants	671
Dividends from Common Stock	191
Total Additions to Net Assets	165,177
Deductions From Net Assets Attributed to:
Benefits Provided to Participants	76,529
Investment Expenses	353
Total Deductions from Net Assets	76,882
Increase in Net Assets Available for Benefits	88,295
Net Assets Available for Benefits, Beginning of the Year	554,071
Net Assets Available for Benefits, End of the Year	$642,366
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements

Note 1 – Plan Description
The following summary description of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper Corporation (“Kemper” or the “Company”) and its subsidiaries that have adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and, effective January 1, 2019, consists of both a 401(k) feature and a safe harbor matching contribution feature.
Effective January 1, 2019, the Plan was amended and restated to automatically enroll all newly eligible participants to make pre-tax contributions to the Plan at 6% of their compensation, beginning on the first day of the month following the employee’s first full month of employment. Additionally, all currently eligible, non-participating employees as of January 1, 2019 were automatically enrolled in the Plan to make pre-tax contributions to the Plan at 6% of their compensation. All participants are subject to a provision permitting all such employees to opt out of automatic enrollment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Participant contributions, including rollover contributions, and earnings thereon are 100% vested.
Additionally, pursuant to the safe harbor matching provisions under Section 401(k)(12) of the Code, Kemper, effective January 1, 2019, provides a safe harbor matching contribution of 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed each pay period by the participant (“Safe Harbor Matching Contributions”). Participants are immediately 100% vested in Safe Harbor Matching Contributions.
Prior to January 1, 2019, under the 401(k) feature of the Plan, employees were generally eligible to make pre-tax contributions to the Plan beginning on the first day of the month following the employee’s first full month of employment. For the year ended December 31, 2018, Kemper provided a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant. Employees were eligible for the employer matching contributions on the same date they became eligible to make pre-tax contributions to the Plan. Participants were 100% vested in employer matching contributions after three years of employment. The Plan provides for 100% vesting of employer matching contributions in the event of a change of control as defined in the Plan or upon attainment of normal retirement age, death, or disability.
Prior to January 1, 2019, the Plan included an annual, defined contribution feature whereby employees generally became eligible to receive employer retirement contributions in the Plan if they were over the age of 21 years, on the first day of the quarter following the employee’s first full year of employment. Employees were required to satisfy the Plan’s eligibility criteria and remain employed on the last day of the Plan Year to receive a contribution. Subject to Code limitations, employer retirement contributions were deposited to participant accounts annually. Contribution rates were calculated based upon years of service with the Company and eligible compensation. Participants were 100% vested in employer retirement contributions after three years of employment. The Plan provides for 100% vesting of employer retirement contributions in the event of a change of control as defined in the Plan or upon attainment of normal retirement age, death, or disability.
Merger of Infinity 401(k) Retirement Plan into Plan
On July 2, 2018, Kemper acquired Infinity Property and Casualty Corporation (“Infinity”). Infinity sponsored, and its employees participated in, the Infinity 401(k) Retirement Plan (the “Infinity Plan”). The Infinity Plan was merged into the Plan, effective December 31, 2018. In January 2019, the receivable related to the Infinity 401(k) Retirement Plan merger was settled, primarily in cash, at its stated value at December 31, 2018.
Participant Accounts
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Under the 401(k) feature of the Plan, each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator, Kemper. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements

Note 1 – Plan Description (continued)
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts related to employer contributions made, or due, prior to January 1, 2019 under prior Plan provisions were $286 thousand and $79 thousand at December 31, 2019 and 2018, respectively. No forfeitures were used to reduce employer contributions during 2019.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.
Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes
The financial statements of the Plan included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such changes could materially affect the future value of participants’ account balances and such future values could be materially different from the amounts reported in the financial statements.
Significant Accounting Policies
Participant-directed Investments are reported at fair value and include collective trusts and mutual fund shares. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts as a practical expedient for determining fair value. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Participants are generally able to change investment options on a daily basis without restrictions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation, or net depreciation as the case may be, includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Loans to participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.
Loan administration fees are charged directly to the applicable participant’s account and are included in investment expenses. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment returns for such investments. All other administrative expenses of the Plan are paid by the Plan Administrator.
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $121 thousand and $25 thousand at December 31, 2019 and 2018, respectively.
Note 3 – Fair Value Measurements
The Plan uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 3 – Fair Value Measurements (continued)
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
•Level 1 – Quoted prices in an active market for identical assets or liabilities;
•Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
•Level 3 – Unobservable inputs for the asset or liability being measured.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to use management judgment to adjust quoted market prices in an active market.
Collective Trusts are valued at the net asset values of units of the respective collective trusts. The net asset values, as provided by the respective trustees, are used as a practical expedient to estimate fair values. The net asset values are based on the fair values of the underlying investments held by the respective funds less their respective liabilities. All investments valued using net asset value allow for daily redemption, do not have any redemption restrictions or notice requirements, and do not have any unfunded commitments. Mutual Fund Shares are valued at the daily closing prices as reported by the respective mutual funds. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Kemper Employee Stock Ownership Plan (“ESOP”) Fund is valued using the closing price of Kemper common stock reported on the New York Stock Exchange.
Investments that are measured at fair value using the net asset value practical expedient are not required to be classified using the fair value hierarchy, but are presented in the following two tables to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The valuation of assets measured at fair value at December 31, 2019 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$529,719	$529,719
Mutual Fund Shares	82,489	—	—	—	82,489
Kemper ESOP Fund	14,093	—	—	—	14,093
Total Investments at Fair Value	$96,582	$—	$—	$529,719	$626,301
The valuation of assets measured at fair value at December 31, 2018 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$136,673	$136,673
Mutual Fund Shares	234,315	—	—	—	234,315
Kemper ESOP Fund	13,770	—	—	—	13,770
Total Investments at Fair Value	$248,085	$—	$—	$136,673	$384,758
The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2019 or 2018. The Plan changed investment options available to Plan participants during 2019, primarily with respect to target date funds, resulting in a significant shift of Plan investment into Collective Trusts from Mutual Fund Shares.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 4 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 25, 2013 that the Kemper Corporation 401(k) Savings Plan and related trust were designed in accordance with the applicable regulations of the Code. Since the receipt of such letter, the Kemper Corporation 401(k) Savings Plan was amended and restated, effective September 22, 2016, to include (i) the merger with the Kemper Corporation Defined Contribution Retirement Plan and (ii) rename the Kemper 401(k) Savings Plan as the Kemper Corporation 401(k) and Retirement Plan. On December 31, 2018, the Infinity 401(k) Retirement Plan was merged into the Kemper Corporation 401(k) and Retirement Plan, which in turn was renamed the Kemper Corporation 401(k) Retirement Plan (see Note 1). Effective January 1, 2019, the Plan was amended to, among other things, (i) provide for automatic enrollment of participants, subject to a participant opt out provision, (ii) provide for safe harbor employer matching contributions, and (iii) eliminate an annual employer retirement contribution feature.The Company filed a request on December 30, 2019 for a new favorable determination letter with the IRS (see Note 1). The Company believes that the Plan, as amended and restated, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements.
The statute of limitations for examination of the Plan by the IRS is closed for all tax years 2015 and prior. The Plan is subject to examination for the 2016 through 2019 tax years.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.
See Note 8 for a discussion of subsequent events that may provide relief for certain special distributions up to $100,000 and provide for the suspension of loan repayments for up to twelve months.
Note 5 – Exempt Party-in-interest Transactions
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies. As described in Note 1, participants are also permitted to borrow from their respective participant accounts via an execution of a note subject to Plan provisions.
At December 31, 2019 and 2018, the Kemper ESOP Fund held 176,312 shares and 198,264 shares of Kemper common stock, respectively, at aggregate fair values of $13,664 thousand and $13,161 thousand, respectively. In addition to its investment in Kemper common stock, the Kemper ESOP Fund had investments of $429 thousand and $609 thousand in a short-term investment fund at December 31, 2019 and 2018, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants. The Plan recorded dividends of $191 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2019. Effective November 12, 2015, except for the reinvestment of dividends on Kemper common stock, the Kemper ESOP Fund no longer accepts new contributions or investments. Existing account balances may remain in the Kemper ESOP Fund.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (continued)

Note 6 – Nonexempt Party-in-interest Transactions
The Company did not remit certain participant contributions and loan repayments totaling $21 thousand in 2019 within the time frame required by Department of Labor Regulation 2510.3-102. Accordingly, the Company intends to file a Form 5330 with the IRS along with the payment of any required excise tax. Additionally, investment income that would have been earned had the participant contributions been remitted on a timely basis will be credited in total to the impacted participants.
Note 7 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Net Assets per the Form 5500 at December 31, 2019 and 2018.

(Dollars in Thousands)	Dec 31, 2019	Dec 31, 2018
Net Assets Available for Benefits per the Financial Statements	$642,366	$554,071
Minus Liability for Unpaid Benefits per the Form 5500	(121)	(25)
Net Assets per the Form 5500	$642,245	$554,046
The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2019.

(Dollars in Thousands)	Dec 31, 2019
Increase in Net Assets Available for Benefits per the Financial Statements	$88,295
Plus:
Change in Liability for Unpaid Benefits per the Form 5500	(96)
Total Net Income per the Form 5500	$88,199
Note 8 – Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 25, 2020, which is the date the financial statements were issued.
Effective January 1, 2020, the Plan was amended to permit participants to make Roth contributions to the Plan.
The spread of a novel strain of coronavirus (“COVID-19”) in the first quarter of 2020 has caused significant volatility in U. S. markets. On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of COVID-19 a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. There is significant uncertainty around the breadth and duration of business and economic disruption related to COVID-19.
On March 27, 2020, Congress passed The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The CARES Act provided temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document.
Plan management has adopted certain relief provisions included in the CARES Act, including permitting special distributions of up to $100,000 and allowing participants to suspend the loan repayments on loans due from date of enactment through December 31, 2020 for up to twelve months. However, the future effects of the CARES Act on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.  The Plan document will formally be amended by the end of the 2022 plan year.
Effective April 9, 2020, Principal Financial Group announced via press release a definitive agreement with Wells Fargo & Company to acquire Wells Fargo Institutional Retirement & Trust, part of Wells Fargo Bank, N.A. The Plan’s management has determined this will not have any impact on the Plan’s financial statements.

Kemper Corporation 401(k) Retirement Plan
Form 5500, Schedule H, Part IV, Question 4a—
Delinquent Participant Contributions
For the Year Ended December 31, 2019
(Dollars in thousands)
EIN #: 95-4255452
PLAN #: 003

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$21	$21

Note: The Plan sponsor intends to correct these contributions in 2020 outside of the Voluntary Fiduciary Correction Program.

See Accompanying Report of Independent Registered Public Accounting Firm.

Kemper Corporation 401(k) Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2019
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Vanguard Fiduciary Target Retirement 2030 Institutional	Collective Trust	$95,026
	Vanguard Fiduciary Target Retirement 2035 Institutional	Collective Trust	80,562
	Vanguard Fiduciary Target Retirement 2040 Institutional	Collective Trust	68,621
	Vanguard Fiduciary Target Retirement 2025 Institutional	Collective Trust	67,959
*	Wells Fargo Stable Return Fund Class I	Collective Trust	57,686
	Vanguard Fiduciary Target Retirement 2045 Institutional	Collective Trust	48,188
	Vanguard Fiduciary Target Retirement 2020 Institutional	Collective Trust	35,236
	Vanguard Fiduciary Target Retirement 2050 Institutional	Collective Trust	32,960
	Fidelity 500 Index Fund	Mutual Fund Shares	27,259
	Vanguard Fiduciary Target Retirement Income Institutional	Collective Trust	16,672
	JP Morgan Large Cap Growth Mutual Fund Class R6	Mutual Fund Shares	14,875
*	Kemper ESOP Fund	Common Stock	14,093
	Vanguard Fiduciary Target Retirement 2055 Institutional	Collective Trust	12,888
	T Rowe Price New Horizons Fund Class I	Mutual Fund Shares	10,532
	Vanguard Fiduciary Target Retirement 2060 Institutional	Collective Trust	5,507
	Fidelity Extended Market Index Fund	Mutual Fund Shares	5,373
	Fidelity U.S. Bond Index Fund	Mutual Fund Shares	5,218
	John Hancock Disciplined Value Mid Cap Fund Class R6	Mutual Fund Shares	4,266
	Prudential Core Plus Bond Fund	Collective Trust	3,894
	Janus Henderson Small Cap Value Fund Class N	Mutual Fund Shares	3,745
	Fidelity International Index Fund	Mutual Fund Shares	3,409
	Goldman Sachs Small Cap Growth Insights Fund Class R6	Mutual Fund Shares	3,302
*	Wells Fargo/MFS Value CIT Class N	Collective Trust	3,274
	Invesco Oppenheimer Developing Markets Fund Class R6	Mutual Fund Shares	2,320
	American Funds Europacific Growth Fund Class R6	Mutual Fund Shares	2,190
	Vanguard Fiduciary Target Retirement 2065 Institutional	Collective Trust	1,246
	Total Investments Reported in the Financial Statements		626,301
*	Notes Receivable from Participants**	Participant Loans (Maturing 2020 - 2025 at Interest Rates of 4.25% - 6.50%)	13,224
	Total Investments Reported in the 5500		$639,525

*	This party is known to be a party-in-interest to the Plan.
**	Net of $173 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

See Accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

23.1	Consent of Deloitte & Touche LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) RETIREMENT PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Senior Vice President

June 25, 2020